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                                                                    EXHIBIT 99.1

                      Federal Reserve Bank of San Francisco
              101 Market Street, San Francisco, California  94105


March 27, 1996


Mr. John C. Dean
President & Chief Executive Officer
Silicon Valley Bank
3003 Tasman Drive
Santa Clara, California   95054-1191

Dear Mr. Dean:

This regards the April 15, 1993 Consent Order (the Order) issued by the Board of Governors of the Federal Reserve System (the Board of Governors) against Silicon Valley Bank, Santa Clara, California (Silicon) and Silicon Valley Bancshares, Santa Clara, California (Bancshares). This also regards the Credit Quality Management Policy and the Capital Policy (collectively, the Policies), which were submitted to this Reserve Bank for review on February 12, 1996.

It is our understanding that the Policies were adopted by Silicon's board of directors on February 15, 1996, subject to approval by this Reserve Bank. We interpose no objection to the Policies. It is anticipated that Bancshares and Silicon will fully comply with the board resolutions regarding the adoption of the Policies.

Based on the improved and satisfactory condition of Silicon and Bancshares, the satisfactory compliance with the Order, and the corrective/preventive steps taken by management and the directorate, this Reserve Bank recommended that the Order be terminated. The General Counsel of the Board of Governors and the Acting Director of Banking Supervision of the Board of Governors have authorized this Reserve Bank to terminate the Order. Accordingly, this Reserve Bank hereby terminates the Order, effective today.

Should you have any questions regarding these matters, please do not hesitate to contact Ms. Peggy Speck at (415) 974-3415.

Very truly yours,

s/  Harold H. Blum

Harold H. Blum
Director, Banking Supervision

cc: The Honorable Conrad W. Hewitt,  California State Banking Department
    Mr. George J. Masa,  Federal Deposit Insurance Corporation